11033185

SEC Mail Processing
Section

AUG 01 2011

Washington, DC
110

[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 49254 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 6/01/10 (MM/DD/YY) AND ENDING 5/31/2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Thomas Financial, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street 23rd Floor

(No. and Street)

New York (City) NY (State)

FOCUSN NON-PUBLIC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anastasios Belesis 800-257-1537

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP

(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Anastasios Belesis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Thomas Financial, Inc., as of May 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

NOTARY PUBLIC
STATE OF NEW YORK
DANIEL NORENSBERG
01NO6059598
COMMISSION EXPIRES 7/30/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN THOMAS FINANCIAL, INC.
TABLE OF CONTENTS
MAY 31, 2011

**Weintraub & Associates, LLP**

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

**INDEPENDENT AUDITORS' REPORT**

To the Board of Directors and Stockholder of
John Thomas Financial, Inc.
New York, New York

We have audited the accompanying statement of financial condition of John Thomas Financial, Inc. as of May 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Thomas Financial, Inc. as of May 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

**WEINTRAUB & ASSOCIATES, LLP**
Certified Public Accountants

*Weintraub & Associates, LLP*

White Plains, New York
July 26, 2011

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

JOHN THOMAS FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2011

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 1,000,020 |
| Receivable from clearing firm | | 1,367,562 |
| Securities owned, held for investment, at fair value | | 2,226,066 |
| Prepaid expenses and other assets | | 206,391 |
| Clearing deposit | | 100,000 |
| Total Assets | $ | 4,900,039 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 944,913 |
| Commissions payable | | 874,921 |
| Deferred income taxes payable | | 44,000 |
| Due to parent | | 113,906 |
| Total Liabilities | | 1,977,740 |
| Stockholder's Equity | | |
| Common stock - no par value, 200 shares issued and outstanding | | 200 |
| Additional paid in capital | | 582,492 |
| Retained earnings | | 2,339,607 |
| Total Stockholder's Equity | | 2,922,299 |
| Total Liabilities and Stockholder's Equity | $ | 4,900,039 |

The accompanying notes are an integral part of these financial statements.

JOHN THOMAS FINANCIAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MAY 31, 2011

| | |
|---|---|
| Revenue: | |
| Commissions | $ 24,241,960 |
| Other fees | 3,729,601 |
| Net securities gains | 2,226,064 |
| Interest income | 1,535 |
| Total revenue | 30,199,160 |
| Expenses: | |
| Compensation and related expenses | 2,818,589 |
| Commission expense | 16,578,325 |
| Management fee | 2,827,492 |
| Clearing and execution | 1,025,675 |
| Communications and occupancy | 1,685,645 |
| Regulatory fees | 1,430,517 |
| Professional fees | 637,195 |
| Charitable contributions | 78,600 |
| Other operating expenses | 843,814 |
| Total expenses | 27,925,852 |
| Net income before income taxes | 2,273,308 |
| Provision for income taxes | 44,000 |
| Net income | $ 2,229,308 |

The accompanying notes are an integral part of these financial statements.

JOHN THOMAS FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2011

| | Number of Shares | Common Stock $1.00 Par Value | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| Balances, June 1, 2010 | 200 | $ 200 | $ 582,492 | $ 110,299 | $ 692,991 |
| Net income | - | - | - | 2,229,308 | 2,229,308 |
| Balances, May 31, 2011 | 200 | $ 200 | $ 582,492 | $ 2,339,607 | $ 2,922,299 |

The accompanying notes are an integral part of these financial statements.

JOHN THOMAS FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2011

| | | |
|---|---|---|
| Cash Flows From Operating Activities: | | |
| Net income | $ | 2,229,308 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Deferred taxes | | 44,000 |
| Net security trading gain | | (2,226,064) |
| Changes in assets and liabilities: | | |
| Receivable from clearing firm | | (38,514) |
| Prepaid expenses and other assets | | (30,678) |
| Clearing deposit | | - |
| Accounts payable and accrued expenses | | (56,079) |
| Commissions payable | | 874,921 |
| Due to parent | | 113,906 |
| Cash provided by operating activities | | 910,800 |
| Net increase in cash | | 910,800 |
| Cash and cash equivalents, beginning of year | | 89,220 |
| Cash and cash equivalents, end of year | $ | 1,000,020 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid during the year for interest | $ | 1,479 |

The accompanying notes are an integral part of these financial statements.

JOHN THOMAS FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2011

Note 1 –Business and Operations:

John Thomas Financial, Inc. (the Company) is a registered securities broker-dealer under the Securities Exchange Act of 1934, with membership in the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). It operates out of its main office in New York City, NY and various regional sales offices.

The Company engages in investment banking services limited to private placements of debt and equity instruments, retail sales conducted on a fully disclosed agency basis including the buying and selling of stocks, options and mutual funds. The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by its clearing broker on a fully disclosed basis. Accordingly, open customer transactions are not reported in the accompanying statement of financial condition.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition:

The Company recognizes commissions as earned on a trade date basis.

Investment banking revenues and fees are recorded at the time the underwriting or placement is completed and the income is reasonably determinable.

Investments:

Investments are carried at fair value, pursuant to the fair value accounting standard. Transactions in securities owned and the related revenues and expenses are recorded on a trade-date basis.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There are no cash equivalents.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Note 2 – Significant Accounting Policies (Continued):

Corporate Income Taxes:

The Company is an "S" Corporation for federal and New York State purposes. As a result, any such income taxes are the responsibility of its sole shareholder. The Company is subject to New York City corporate income taxes.

The Company accounts for certain uncertainties in the accounting for income taxes utilizing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return.

Deferred tax assets and liabilities are provided using enacted tax rates in effect for the year in which the differences are expected to reverse.

Note 3 – Securities owned, at fair value:

The Company utilizes fair value measurements to determine the value of its investments. Various inputs used under this method are summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical securities
- Level 2 –other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

All of the Company's investment activities are in investments utilizing Level 1 criteria.

Note 4 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. As of May 31, 2011, the Company had net capital of $1,482,907 which exceeded its requirement by $1,353,991. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of May 31, 2011 this ratio was 1.30:1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under sub-paragraph k(2)(ii) as all customer accounts, as defined, are carried by a clearing broker.

Note 5 – Income Taxes:

The Company utilized a net operating loss carry-forward of approximately $60,000 to offset $3,000 of current NYC corporate income. The Company has recorded a deferred income tax liability of $44,000 as a result of unrealized gains on securities owned not currently taxable.

The Company has not recorded a tax liability for uncertain tax positions.

Note 6 – Risks and Concentrations:

The Company is a non-clearing broker and does not handle any customer funds or securities. Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from the clearing broker is pursuant to the clearance agreement.

The Company maintains all of its cash in a major bank, which cash balance at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

Note 7– Commitments and Contingencies:

The Company is involved in various arbitrations arising in the normal course of business. In the opinion of management, the disposition of all such matters should not have a material adverse effect on the Company.

Note 8 – Related Party Transactions:

The Company paid a management fee expense to the parent for the fiscal year ended May 31, 2011 of $2,827,492. Otherwise, the Company is responsible for paying and recording all of its own expenses.

The Company funds and records as an expense the rental payments on a lease for office space which is in the name of the Parent. The future rent commitment to the Parent under this arrangement is as follows:

| | | |
|---|---|---|
| Year Ended | 2012 | $ 1,465,763 |
| | 2013 | 1,509,735 |
| | 2014 | 1,555,027 |
| | 2015 | 1,088,930 |
| | | $ 5,619,455 |

Total rent expense for the year ended May 31, 2011 was $1,366,872.

Note 9 – Subsequent Events:

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through July 26, 2011.

JOHN THOMAS FINANCIAL, INC.
SUPPLEMENTARY SCHEDULE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
MAY 31, 2011

| | |
|---|---|
| **Net capital** | |
| Total stockholder's equity | $ 2,922,299 |
| **Adjustments** | |
| Deferred income tax liability | 44,000 |
| **Deductions and/or charges** | |
| Non-allowable assets | |
| Non allowable portion of commissions receivable | 171,476 |
| Non-allowable portion of securities owned | 666,477 |
| Prepaid expenses | 206,391 |
| Total non-allowable assets | 1,044,344 |
| Net Capital before haircuts on proprietary positions | 1,921,955 |
| Securities haircuts | 233,939 |
| Undue concentrations | 205,109 |
| Net capital | 1,482,907 |
| Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($100,000 if higher) | 128,916 |
| Excess net capital | $ 1,353,991 |
| **Aggregate indebtedness** | |
| Accounts payable and accrued expenses | $ 944,913 |
| Commissions payable | 874,921 |
| Due to parent | 113,906 |
| | $ 1,933,740 |
| Ratio of aggregate indebtedness to net capital | 1.30:1 |

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:

Reconciliation of Net Capital with the Company's computation on the initial Part IIA of Form X-17A-5 as of May 31, 2011

| | Stockholder's Equity | Net Capital |
|---|---|---|
| As reported (unaudited) | $ 3,041,026 | $ 1,589,664 |
| Adjustments to the initial filing: | | |
| Cash and cash equivalents | 4,950 | 4,950 |
| Prepaid expenses and other assets | 30,453 | - |
| Accruals and other | (110,130) | (110,130) |
| Deferred taxes | (44,000) | - |
| Undue concentration | - | (1,577) |
| As restated | $ 2,922,299 | $ 1,482,907 |

Exemption Provision under Rule 15c3-3:

The Company is exempt from the provisions of SEC Rule 15c3-3 under sub-paragraph k(2)(ii) as all customer accounts, as defined, are carried by a clearing broker.

# Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601


Board of Directors
John Thomas Financial, Inc.:

In planning and performing our audit of the financial statements of John Thomas Financial, Inc. (the Company), as of and for the year ended May 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Weintraub & Associates, LLP*

Weintraub & Associates, LLP
White Plains, New York
July 26, 2011

**JOHN THOMAS FINANCIAL, INC.**

**SIPC ANNUAL ASSESSMENT**
**REQUIRED BY SEC RULE 17a-5**

**YEAR ENDED MAY 31, 2011**

# JOHN THOMAS FINANCIAL, INC.

## SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

## YEAR ENDED MAY 31, 2011

CONTENTS

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

**INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5**

To the Board of Directors and Stockholder of
John Thomas Financial, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of the Determination of SIPC Net Operating Revenues and General Assessment of John Thomas Financial, Inc. for the year ended May 31, 2011. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited Form X-17A-5 for the year June 1, 2010 to May 31, 2011, with amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of John Thomas Financial, Inc. taken as a whole.

**WEINTRAUB & ASSOCIATES, LLP**
Certified Public Accountants

*Weintraub & Associates, LLP*

White Plains, New York
July 28, 2011

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 5/31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-049254 FINRA MAY 1/10/1997
JOHN THOMAS FINANCIAL
14 WALL ST 23RD FLOOR
NEW YORK, NY 10005

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gary R Purwin (212) 223-5004

2. A. General Assessment (item 2e from page 2) $ 67527.94

B. Less payment made with SIPC-6 filed (exclude interest) ( 32838.28 )
7/20/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 34689.66

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 34689.66

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

John Thomas Financial
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 28 day of 7, 2011.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 6/1, 2010
and ending 8/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 30199160

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 961922

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 2226064

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 3187986

2d. SIPC Net Operating Revenues $ 27011174

2e. General Assessment @ .0025 $ 67529.94

(to page 1, line 2.A.)